Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2015 (a)	2014 (a)	2013 (a)	2012 (a)
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$2,550	$2,068	$2,129	$1,728	$1,406
Adjustment to reflect earnings from equity method investments on a cash basis (b)	(1)	(1)	—	—	34
	2,549	2,067	2,129	1,728	1,440

Total fixed charges as below	917	1,054	1,095	1,096	1,065
Less:
Capitalized interest	4	11	11	11	6
Preferred security distributions of subsidiaries on a pre-tax basis	—	—	—	—	5
Interest expense and fixed charges related to discontinued operations	—	150	186	235	235
Total fixed charges included in Income from Continuing Operations Before Income Taxes	913	893	898	850	819
Total earnings	$3,462	$2,960	$3,027	$2,578	$2,259

Fixed charges, as defined:
Interest charges (c)	$900	$1,038	$1,073	$1,058	$1,019
Estimated interest component of operating rentals	17	16	22	38	41
Preferred securities distributions of subsidiaries on a pre-tax basis	—	—	—	—	5
Total fixed charges (d)	$917	$1,054	$1,095	$1,096	$1,065

Ratio of earnings to fixed charges	3.8	2.8	2.8	2.4	2.1
Ratio of earnings to combined fixed charges and preferred stock dividends (e)	3.8	2.8	2.8	2.4	2.1

(a)	Reflects PPL's former Supply segment as Discontinued Operations. See Note 8 to the Financial Statements for additional information.

(b)	Includes other-than-temporary impairment loss of $25 million in 2012.

(c)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

(d)	Interest on unrecognized tax benefits is not included in fixed charges.

(e)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.